Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

November 5, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anna Abramson

Re:	DP Cap Acquisition Corp I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-260456)

Dear Ms. Abramson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of DP Cap Acquisition Corp I that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 312 copies of the preliminary prospectus dated October 29, 2021 (the “Preliminary Prospectus”) as of November 5, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
	Name:	Christopher Weekes
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]